EXHIBIT 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated March 28, 2023, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of March 28, 2023, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2022, have been conducted on its Avino Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property.

The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V . (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Operational Highlights

HIGHLIGHTS (Expressed in US$, unless otherwise noted)	Fourth Quarter 2022	Fourth Quarter 2021	Change	Year 2022	Year 2021	Change
Operating
Tonnes Milled	150,292	103,513	45%	541,823	165,304	228%
Silver Ounces Produced	309,856	163,933	89%	985,195	245,372	302%
Gold Ounces Produced	2,426	2,158	12%	5,778	3,386	71%
Copper Pounds Produced	1,540,851	1,128,728	37%	6,504,177	1,869,306	248%
Silver Equivalent Ounces[1] Produced	770,127	541,432	42%	2,655,502	842,373	215%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	756,536	417,881	81%	2,449,704	524,993	367%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$11.76	$9.08	30%	$10.34	$8.07	28%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$18.63	$17.24	8%	$17.91	$24.07	-26%

1. In Q4 2022, AgEq was calculated using metal prices of $21.18 oz Ag, $1,729 oz Au, and $3.63 lb Cu. In Q4 2021, AgEq was calculated using metals prices of $23.32 oz Ag, $1,783 oz Au and $4.39 lb Cu. In FY 2022, AgEq was calculated using metal prices of $21.75 oz Ag, $1,801 oz Au and $4.00 lb Cu. In FY 2021, AgEq was calculated using metal prices of $23.84 oz Ag, $1,786 oz Au and $4.32 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2022	Fourth Quarter 2021	Change	Year 2022	Year 2021	Change
Financial Operating Performance
Revenues	$14,649	$9,318	57%	$44,187	$11,228	294%
Mine operating income	$4,356	$4,406	-1%	$15,062	$3,547	325%
Net income (loss)	$1,296	$2,629	-51%	$3,096	$(2,057)	251%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$3,207	$4,821	-33%	$10,263	$443	2217%
Adjusted earnings[1]	$4,026	$4,746	-15%	$10,239	$2,298	346%
Cash provided by operating activities	$3,320	$3,518	-6%	$11,831	$109	NM%
Per Share Amounts
Earnings (loss) per share – basic & diluted	$0.01	$0.03	-67%	$0.03	$(0.02)	250%
Adjusted earnings per share[1]	$0.03	$0.05	-33%	$0.08	$0.02	267%
HIGHLIGHTS (Expressed in 000’s of US$)	December 31, 2022	September 30, 2022	Change	December 31, 2022	December 31, 2021	Change
Liquidity & Working Capital
Cash	$11,245	$10,920	3%	$11,245	$24,765	-55%
Working capital[1]	$8,821	$12,273	-28%	$8,821	$31,635	-72%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, adjusted earnings per share, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

NM = not meaningful

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

4th Quarter and FY 2022 Highlights

Closing of Strategic Acquisition of La Preciosa Silver Project from Coeur Mining Inc. (“Coeur”)

•

On March 21, 2022, the Company announced that it has closed the acquisition with Coeur to acquire the La Preciosa silver project, which is located adjacent to the Avino Mine in the state of Durango, Mexico, for upfront consideration of $29.7 million on closing and $5 million due within 12 months of closing. Further contingent consideration including cash, royalties and a mineral reserve discovery payment. Currently the company is conducting community engagement in the nearby towns adjacent to the property to move forward with the growth plan.

Beats Yearly Silver Equivalent Production Estimate at Avino; Ramped Up to 3.0 Million AgEq Oz Annualized Production During 2nd Half of 2022

•	Given the restart of operations in late 2021, the Company successfully beat the internal annual production estimate of 2.2 to 2.4 million silver equivalent ounces, with over 2.65 million silver equivalent ounces produced during the year.
•	457,798 silver equivalent ounces were produced in Q1 2022, as the Company continued its ramp-up of production. Q1 2022 marked the second full quarter following the restart of operations in August 2021.
•	649,569 silver equivalent ounces were produced in Q2 2022, as the Company continued its ramp-up of production, with a significant increase shown over Q1 2022.
•	A record 778,008 silver equivalent ounces were produced in Q3 2022, marking a 20% increase over Q2 2022.
•	770,127 silver equivalent ounces were produced in Q4 2022, which represents second highest production quarter in recent times and inline with Q3 2022 production.

Dry-Stack Tailings Facility Commissioned

•

The installation and commissioning of the dry-stack tailings project has been completed as well as the start-up testing, and the facility is now fully operational. Avino chose dry-stack tailings for its environmental, safety and economic advantages. Dry-stack tailings improve the overall tailings facility safety and stability and reduces the need to extract water from local sources by recycling the water removed from tailings. In addition, dry-stack tailings require less storage area which results in a smaller environmental footprint.

Avino ET Area Drills Higher Grade Silver and Copper in Multiple Holes

•	On June 13, 2022, the Company announced drill results from the Avino Elena Tolosa Area (“ET”) to define the continuity of widths and grades of the Avino vein extending significant potential depth of at least 290 metre down dip below the current development, the results confirm the mineralization continues and also contains significantly higher cooper mineralization in the ET area.
•	On October 11, 2022, the Company announced drill results from a further six holes at the Avino Elena Tolosa Area (“ET”) to define the continuity of widths and grades of the Avino vein extending significant potential depth of at least 290 metre down dip below the deepest levels of development. The results confirm the mineralization continues and also contains significantly higher copper mineralization in the ET area.
•	On January 5, 2023 the Company announced assays results showing the Avino vein now extending 315 metres below the deepest level 17 mining area demonstrating the Avino vein is getting richer in Cooper.

See Avino Mine Section on Pages 11-12 for further detailed tables and information on the exploration work at Avino.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Avino Receives ESR Award:

•

Avino received for the first time, the ESR “Empresa Socialmente Responsible ESR 2022” Award granted by the Mexican Center for Philanthropy (El Centro Mexicano para la Filantropia or Cemefi, and the Alliance for Corporate Social Responsibility (Alizanza por la Responsabilidad Social Empresarial or (AliaRSE)). The ESR® Award is obtained through a diagnostic process based on indicators reviewed and endorsed annually by a committee of experts in the various CSR areas, supported with documentary evidence, an assessment differentiated by company size and by maturity levels, and an external verification process. Avino continues to view its social responsibility with importance and care of our communities

Working Capital & Liquidity at December 31, 2022

•

The Company’s cash balance at December 31, 2022, totaled $11.2 million compared to $24.8 million at December 31, 2021. Working capital totaled $12.1 million at December 31, 2022, compared to $31.6 million at December 31, 2021.

Financial Results – Three months ended December 31, 2022, compared to three months ended December 31, 2021

(000’s)	2022	2021
Revenue from mining operations	$14,649	$9,318
Cost of sales	10,393	4,912
Mine operating income	4,356	4,406
Operating expenses
General and administrative expenses	1,687	840
Share-based payments	406	79
	2,263	3,487

Other items
Interest and other (expense) income	(47)	35
Unrealized gain on long-term investments	400	579
Fair value adjustment on warrant liability	(297)	21
Unrealized foreign exchange gain	213	132
Project evaluation expenses	-	(176)
Finance costs	(85)	(6)
Accretion of reclamation provision	(12)	(11)
Interest expense	(33)	(9)
Net income before income taxes	2,402	4,052

Income taxes
Current income tax expense	(502)	(2)
Deferred income tax expense	(604)	(1,421)
Income tax expense	(1,106)	(1,423)

Net income	$1,296	$2,629

Earnings per share
Basic	$0.01	$0.03
Diluted	$0.01	$0.03

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $14.7 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $9.3 million for Q4 2021, an increase of $5.4 million.

The increase in revenues is a direct result of higher production, and thus increased payable ounces sold. The Company sold 756,536 AgEq oz compared to 417,881 AgEq oz sold in Q4 2021. The increase in sales was partly offset by lower realized metal prices in Q4 2022 compared to the prior year quarter.

Metal prices for revenues recognized during the period were $21.54 per ounce of silver, $1,735 per ounce of gold, and $7,982 per tonne of copper, compared to averages of $22.83 per ounce of silver, $1,802 per ounce of gold, and $9,548 per tonne of copper, for Q4 2021.

Cost of Sales & Mine Operating Income

Cost of sales was $10.0 million, compared to $4.9 million in Q4 2021, an increase of $5.1 million. The increase in cost of sales is attributable to the ramp up of mining operations throughout 2022.

Mine operating income, after depreciation and depletion, was $4.6 million, compared to $4.4 million income in Q4 2021. The increase in mine operating income is a direct result of the Company higher volume sold for Q4 2022, partly offset by lower metal realized prices alongside higher feed grades during Q4 2021 compared to Q4 2022. Write down of equipment recorded for the period totaled $0.3 million compared with $Nil in prior year quarter.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $1.7 million, compared to $0.8 million in Q4 2021, an increase of $0.9 million. The increase is a result of increased operational administrative activity, corporate activity surrounding ramp up procedures, and the acquisition of la Preciosa.

Share-based payments was $0.4 million, compared to $0.1 million in Q4 2021, an increase of $0.3 million. The increase is a direct result of the 2022 option and RSU grants carrying a higher expense when compared to the vesting of option and RSU issuances from 2020 and prior years.

Other Items

Other items totaled $0.1 million in income for the period, a decrease of $0.5 million compared to income of $0.6 million related to other items in Q4 2021.

Unrealized gain on long-term investment was $0.4 million, a decrease of $0.2 million compared to $0.6 million gain in Q4 2021. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration.

Fair value adjustment on warrant liability was a loss of $0.3 million, a decrease to income of $0.3 million compared to a gain of $Nil million in Q4 2021. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

Foreign exchange gain for the period was $0.2 million, an increase of $0.1 million compared to a gain of $0.1 million in Q4 2021. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended December 31, 2022, the Canadian dollar and the US dollar appreciated slightly in relation to the Mexican peso, resulting in a foreign exchange gain.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

The remaining Other Items resulted in loss of $0.2 million, a change of $Nil compared to a loss of $0.2 million for Q4 2021.

Current and Deferred Income Taxes

Current income tax expense was $0.5 million for Q4 2022, compared to $Nil income tax expense for Q4 2021. The current expense is the result of the return to profitable mining operations.

Deferred income tax expense was $0.6 million, a change of $0.8 million compared to an expense of $1.4 million in Q4 2021. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net income from all operations was $1.3 million for the period, or $0.01 per share, compared to income of $2.6 million, or $0.03 per share during Q4 2021. The changes are a result of the items noted above, which are primarily increases in revenues. The positive movement in income/loss was partially offset by increases in share-based payments and G&A expenses, a decreased unrealized gain on investments between the two comparable quarters, increase in unrealized loss on fair value of warrant liability, impairment loss recorded in current quarter, as noted above.

EBITDA & Adjusted Earnings/Loss (see “Non-IFRS Measures”)

EBITDA was $3.2 million, a decrease of $1.6 million when compared to $4.8 million for Q4 2021. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $3.7 million, a decrease of $1.0 million when compared to $4.7 million in the corresponding quarter in 2021. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants,  and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce was $11.76, compared to $9.08 for Q4 2021. The increase in cash costs is a result of higher grades mined during the prior year period, which resulted in lower unit costs on a per ounce sold basis.

All-in sustaining cash costs per silver equivalent payable ounce was $18.63, compared to $17.55 for Q4 2021. The increase in all-in sustaining cash costs during the current period is attributable to higher operational and administrative expenses, higher exploration expenses and higher sustaining capital expenses directly attributable to the production increase mentioned above.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Annual Selected Information – Year ended December 31, 2022, compared to year ended December 31, 2021

	2022	2021	2020
Revenue from mining operations	$44,187	$11,228	$16,022
Cost of sales	29,125	7,681	15,832
Mine operating income	15,062	3,547	190

Operating expenses
General and administrative expenses	5,156	3,566	2,902
Share-based payments	2,024	1,469	1,857
	7,882	(1,488)	(4,569)

Other items
Interest and other income	20	178	332
Unrealized gain (loss) on long-term investments	(2,103)	(423)	(124)
Fair value adjustment on warrant liability	2,395	1,581	(650)
Realized loss on warrants exercised	-	(1,106)	(2,733)
Foreign exchange loss	(17)	(61)	(811)
Project evaluation expenses	(81)	(176)	-
Finance cost	(273))	(52)	(211)
Accretion of reclamation provision	(44))	(47)	(99)
Interest expense	(99))	(24)	(25)
Income (loss) from continuing operations before income taxes	7,680	(1,618)	(8,890)
Income taxes:
Current income tax expense	(1,144)	(27)	(161)
Deferred income tax (expense) recovery	(3,440)	(412)	1,569
Income tax (expense) recovery	(4,584)	(439	1,408
Net income (loss) from continuing operations	3,096	(2,057)	(7,482)
Loss from discontinued operations and on disposal	-	-	(169)
Net income (loss)	3,096	(2,057)	(7,651)

Other comprehensive income (loss)
Currency translation differences	(254)	(159)	(247)
Total comprehensive income (loss)	$2,842	$(2,216)	$(7,898)
Earnings (loss) per share from continuing operations
Basic & Diluted	$0.03	$(0.02)	$(0.09)
Earnings (loss) per share
Basic & Diluted	$0.03	$(0.02)	$(0.09)
Weighted average number of common shares outstanding
Basic	114,372,371	100,161,357	83,180,069
Diluted	117,615,898	100,161,357	83,180,069

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $44.2 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $11.2 million for year ended December 31, 2021, an increase of $33.0 million, or 294%. The increase is a direct result of a full year of revenues during 2022 compared to only 4 months of revenues in 2021, following the restart of mining operations in August 2021. The Company sold 2.45 million silver equivalent payable ounces in 2022, compared to 525 thousand silver equivalent payable ounces in 2021, representing an increase of 367%.

The increase in revenues were partially offset by lower metal prices in 2022 compared to 2021. Metal prices for revenues recognized during the period were $21.51 per ounce of silver, $1,788 per ounce of gold, and $8,552 per tonne of copper, in the prior year quarter, compared to $23.18, $1,802, and $9,524, respectively, for the same period in 2021.

Cost of Sales & Mine Operating Income

Cost of sales was $28.8 million, compared to $7.7 million in 2021, an increase of $21.1 million, or 275%. The increase in cost of sales is inline with the increase in ounces sold and revenues noted above and is directly attributable to mining operations being active during the full year ended December 31, 2022.

In 2022, tonnes milled increased by 228%, and total silver equivalent ounces produced increased by 215%, when compared to 2021. This is a direct result of full mining operations for the twelve-month period in 2022 when compared to four months of production mining operations in 2021. Further, a write down of equipment was recorded for the period totaling $0.3 million, compared with $Nil in prior year.

Mine operating income was $15.4 million, compared to mine operating income of $3.5 million, an increase of $11.9 million. This is a direct result of the items noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $5.1 million, compared to $3.6 million in 2021, with the increases coming from the increased corporate activity surrounding ramp up procedures and the acquisition of La Preciosa.

Share-based payments was $2.0 million, compared to $1.5 million in 2021, an increase of $0.5 million. Movements in share-based payments are a direct result of the 2022 option and RSU grants carrying a higher expense when compared to the vesting of option and RSU issuances from 2020 and prior years, as well as the fact that there were no grants in 2021.

Other Items

Other items totaled $0.5 million in losses for the period, an increase of $0.4 million compared to a loss of $0.1 million related to other items in the comparable period in 2021.

Unrealized loss on long-term investments was $2.1 million, an increase of $1.7 million compared to a loss of $0.4 million in 2021. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration.

Fair value adjustment on warrant liability was a gain of $2.4 million, a favourable change of $0.8 million compared to a gain of $1.6 million in 2021. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Realized loss on warrants exercised was $Nil, a positive movement of $1.1 million compared to $1.1 million in 2021. During the current period, no warrants were exercised compared to 1.0 million warrants exercised in the comparable period in 2021.

Finance costs totaled $0.3 million in losses for the year, an increase of $0.2 million compared to a loss of $0.1 million in 2021. This is a direct result of the unwinding of the fair value adjustment on the note payable, which was issued in Q1 2022. There were no corresponding fair value adjustments to notes payable in 2021.

The remaining Other Items resulted in a loss of $0.2 million, fairly unchanged compared to a loss of $0.1 million for the same remaining Other items in 2021.

Current and Deferred Income Taxes

Current income tax expense increase to $1.1 million compared to under $0.1 million in income tax expense for the prior year period. Given the return to profitable mining operations, the higher amount of current income tax expenses in 2022 is a result of income generated in the current period and relates primarily to the special mining duties tax on profits in Mexico.

Deferred income tax expense was $3.4 million, a change of $3.0 million compared to an expense of $0.4 million for the comparable period in 2021. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico, as the Company applied operating losses in 2022 with a net impact of $2.8 million to deferred income tax expense, which consisted of the majority of the $3.0 million change compared to the prior year.

Net Income/Loss

Net income from all operations was $3.1 million for the period, or $0.03 per share, compared to a loss of $2.1 million, or $0.02 per share during the comparable period in 2021. The changes are a result of the items noted above, which are primarily increases in revenues and mine operating income, and movements in the fair value adjustment of the warrant liability and realized loss on warrants exercised. The positive movement in net income/loss was partially offset by increases to share-based payments, an increase to general and administrative expenses and an increased unrealized loss on investments, as well as increased current and deferred income tax expense, as noted above.

EBITDA & Adjusted Earnings/Loss (see “Non-IFRS Measures”)

EBITDA was $10.3 million, compared to $0.4 million for 2021. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $10.2 million, an increase of $7.9 million when compared to $2.3 million in 2021. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, a $0.3 million write down on equipment, and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce was $10.34, compared to $8.07 for the comparable period in 2021. Throughout 2022, mining activities continued to ramp-up and thus certain incremental and non-recurring costs were incurred to reach the current mill throughput. Cash costs at the Avino Mine are expected to stabilize at these levels moving forward.

All-in sustaining cash costs per silver equivalent payable ounce for the year was $17.91, compared to $24.07 in 2021. The decrease is a result of higher ounces produced and sold, with a similar level of administrative and support costs, which resulted in a decrease in overall all-in sustaining cash costs.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

Avino Mine Production Highlights

	Q4 2022	Q4 2021	Change %	YTD 2022	YTD 2021	Change %
Total Mill Feed (dry tonnes)	150,292	103,513	45%	541,823	154,498	251%
Feed Grade Silver (g/t)	70	56	26%	62	53	16%
Feed Grade Gold (g/t)	0.62	0.86	-28%	0.42	0.88	-52%
Feed Grade Copper (%)	0.53	0.55	-4%	0.61	0.60	2%
Recovery Silver (%)	92%	89%	3%	92%	89%	3%
Recovery Gold (%)	81%	75%	8%	78%	76%	3%
Recovery Copper (%)	88%	90%	-2%	89%	91%	-2%
Total Silver Produced (oz)	309,856	163,933	89%	985,185	236,035	317%
Total Gold Produced (oz)	2,426	2,158	12%	5,778	3,328	74%
Total Copper Produced (lbs)	1,540.851	1,128,728	37%	6,504,177	1,856,722	250%
Total Silver Equivalent Produced (oz)*	770,127	541,432	42%	2,655,502	826,589	221%

In Q4 2022, AgEq was calculated using metal prices of $21.18 oz Ag, $1,729 oz Au, and $3.63 lb Cu. In Q4 2021, AgEq was calculated using metals prices of $23.32 oz Ag, $1,783 oz Au and $4.39 lb Cu. In FY 2022, AgEq was calculated using metal prices of $21.75 oz Ag, $1,801 oz Au and $4.00 lb Cu. In FY 2021, AgEq was calculated using metal prices of $23.84 oz Ag, $1,786 oz Au and $4.32 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Mine Exploration

The Company has completed over 15,500 metres of drilling, delivering on the promise to re-invest into exploration at Avino. The main focus of exploration work was on the area at depth below the current Elena Tolosa production area, further drilling of 17 additional holes on the Oxide Tailings project, and La Potosina.

Avino – Elena Tolosa Area

On January 5, 2023, Avino announced the results of four drills holes from below Level 17, the current deepest working at the mine. This drilling shows the Avino Vein to extend a further 315 metres downdip. This exploration program is designed to test the continuity of steeply dipping mineralization and understand the source of mineralization. As a result of this drilling, the Avino Vein is now known to be 900 metres downdip. Additionally, it appears the Avino Vein is getting richer in copper as we go deeper with grade of 1.63% copper over 16.66 metres in Hole ET 22-12.

10 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Selected intercepts include:

Structure	Hole Number	From (m)	To (m)	Drill Intercept Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	AgEq¹ (g/t)
AVINO VEIN	ET-22-10	655.70	657.35	1.65	1.45	0.05	6	0.01	11
HW STW	ET-22-11	405.25	408.50	3.25	3.00	0.38	13	0.72	140
	Including	406.85	408.50	1.65	1.45	0.74	24	1.30	258
AVINO VEIN	ET-22-12	596.30	620.75	24.45	16.66	0.03	26	1.63	248
	Including	598.60	610.65	12.05	8.57	0.04	34	2.49	371
NEW AREA	ET-22-13	35.80	37.10	1.30	1.10	2.46	9	0.30	254
HW BX		275.80	282.00	6.20	5.82	0.23	22	0.36	89
AVINO VEIN	and	539.65	573.10	33.45	23.64	0.06	23	0.34	73
	Including	553.60	564.85	11.25	7.95	0.05	24	0.47	90

Hole ET 22-12: 248 AgEq g/t in 16.66 metres of drilling, including 371 AgEq g/t over 8.57 metres true width

Hole ET 22-13: 254 AgEq g/t including 2.46 Au g/t, over 1.10 meters true width at only 35 meters from surface, as well as 73 AgEq g/t over 23.64 metres true width, including 90 AgEq g/t over 7.95 metres true width

Details are shown in the table and images below.

Table 1 – Summary Drill Results

1.	AgEq in drill results above assumes $1,800/ oz Au and $22.00 oz/ Ag, and $4.30/ lb Cu, and 100% metallurgical recovery
2.	HW BX = Hanging Wall Breccia and HW STW = Hanging Wall Stockworks

Avino – Oxide Tailings

In 2022, Avino performed all remaining recommended drilling from 2017 Preliminary Economic Assessment (“PEA”). Further, the Company completed its comprehensive metallurgical test work and is awaiting results.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

11 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Non – IFRS Measures

EBITDA and Adjusted EBITDA

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS as issued by the IASB and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS as issued by the IASB.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the company.

The following table provides a reconciliation of net earnings in the financial statements to EBITDA and adjusted earnings:

Expressed in 000’s of US$, unless otherwise noted	Q4 2022	Q4 2021	YTD 2022	YTD 2021
Net income (loss) for the period	$1,296	$2,629	$3,096	$(2,057)
Depreciation and depletion	628	778	2,186	2,116
Interest income and other	47	(35)	(19)	(178)
Interest expense	33	9	99	24
Finance cost	85	6	273	52
Accretion of reclamation provision	12	11	44	47
Current income tax expense	502	2	1,144	27
Deferred income tax expense	604	1,421	3,440	412
EBITDA	$3,207	$4,821	$10,263	$443
Fair value adjustment on warrant liability	297	(21)	(2,395)	(1,581)
Realized loss on warrants exercised	-	-	-	n 1,106
Share-based payments	406	78	1,618	1,469
Stand-by costs during strike action	-	-	-	800
Write down of equipment	330	-	330	-
Foreign exchange loss (gain)	(214)	(132)	17	61
Adjusted EBITDA earnings (loss)	$4,026	$4,746	$10,239	$2,298

12 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash cost per payable ounce, and all-in sustaining cash cost per payable ounce

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS as issued by the IASB, and are disclosed in addition to IFRS measures.

Cash cost per payable ounce

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

All-in sustaining cash cost per silver equivalent payable ounce

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $3,473 for the year ended December 31, 2022 (December 31, 2021 - $1,780) all of which is attributable to the Avino Mine

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following table provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

13 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the preceding quarters:

Expressed in 000’s of US$, unless otherwise noted	Avino – Consolidated
	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Cost of sales	$10,293	$7,058	$5,468	$6,306	$4,912	$1,043	$1,017	$709
Exploration expenses	(472)	(336)	(305)	(296)	(214)	(308)	(129)	-
Stand-by costs during strike action	-	-	-	-	-	-	(425)	(246)
Write down of equipment	(330)	-	-	-	-	-	-	-
Depletion and depreciation	(592)	(514)	(481)	(459)	(741)	(319)	(463)	(463)
Cash production cost	8,899	6,208	4,682	5,551	3,957	416	-	-
Payable silver equivalent ounces sold	756,536	603,360	594,700	495,109	435,885	107,112	-	-
Cash cost per silver equivalent ounce	$11.76	$10.29	$7.87	$11.21	$9.08	$3.87	$-	$-
General and administrative expenses	2,094	1,553	2,218	1,316	967	1,094	1,475	1,550
Treatment & refining charges	784	568	700	766	529	127	-	-
Penalties	1,649	1,705	897	1,578	1,200	255	-	-
Sustaining capital expenditures	639	672	1,586	576	774	855	57	103
Exploration expenses	472	336	305	296	214	308	129	-
Stand-by costs during stoppages	-	-	-	-	-	-	425	246
Share-based payments and G&A depreciation	(442)	(591)	(899)	(230)	(125)	(312)	(528)	(645)
Cash operating cost	$14,095	$10,451	$9,489	$9,853	$7,516	$2,743	$1,558	$1,254
AISC per silver equivalent ounce	$18.63	$17.32	$15.95	$19.90	$17.24	$25.60	$-	$-

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the year ended December 31, 2022, and 2021:

Expressed in 000’s of US$, unless otherwise noted	Avino - Consolidated
	2022	2021
Cost of sales	$29,125	$7,681
Exploration expenses	(1,410)	(651)
Stand-by costs during strike action	-	(672)
Write down of equipment	(330)	-
Depletion and depreciation	(2,046)	(1,976)
Cash production cost	25,339	4,382
Payable silver equivalent ounces sold	2,449,704	542,997
Cash cost per silver equivalent ounce	$10.34	$8.07
General and administrative expenses	7,180	5,084
Treatment & refining charges	2,817	656
Penalties	5,828	1,455
Sustaining capital expenditures	3,473	1,781
Exploration expenses	1,410	651
Stand-by costs during stoppages	-	672
Share-based payments and G&A depreciation	(2,164)	(1,609)
Cash operating cost	$43,883	$13,072
AISC per silver equivalent ounce	$17.91	$24.07

14 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Working Capital

	December 31, 2022	December 31, 2021
Current assets	$25,585	$35,478
Current liabilities	(16,764)	(3,843)
Working capital	$8,821	$31,635

Results of Operations

Summary of Quarterly Results

(000’s)	2022	2022	2022	2022	2021	2021	2021	2021
Quarter ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$14,649	$9,118	$9,370	$11,050	$9,318	$1,881	$-	$29
Net income (loss) from all operations for the quarter	1,296	(1,129)	2,283	646	2,629	(214)	(2,654)	(1,818)
Earnings (loss) per share from all operations - basic	$0.01	$(0.01)	$0.02	$0.01	$0.03	$(0.00)	$(0.03)	$(0.02)
Earnings (loss) per share from all operations - diluted	$0.01	$(0.01)	$0.02	$0.01	$0.04	$(0.00)	$(0.03)	$(0.02)
Total Assets	$121,196	$115,310	$114,998	$111,413	$86,264	$82,109	$83,024	$84,550

•	Revenue increased in Q4 2022 compared with prior quarters due to higher production and sales levels in the current period. Overall, revenue had been constant in the fourth preceding quarters, but increasing in general due to the restart of operations and the commencement of sales in September 2021.

•	Net income in Q4 2022 increased primarily due to increased revenues, offset by higher cost of sales and administrative expenses and other items. For further details see “Financial Results” section.

•	Total assets has increased compared to previous quarters as result of the acquisition of La Preciosa as well as the increased operating cash flow generation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Discussion and analysis relating to the Company’s financial position, as well as movements in cash flow, is as follows:

15 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Selected Annual Information - Statement of Financial Position

(000’s)	December 31, 2022	December 31, 2021	December 31, 2020
Cash	$11,245	$24,765	$11,713
Total current assets	25,585	35,478	19,702
Total assets	121,196	86,278	68,780
Total current liabilities	16,764	3,843	5,022
Total liabilities	23,175	7,771	9,772
Share capital	145,515	129,953	108,383
Accumulated deficit	(52,096)	(55,953)	(54,339)
Total equity	98,021	78,507	59,008

Cash Flow

(000’s)	December 31, 2022	December 31, 2021
Cash generated by operating activities	$11,831	$109
Cash generated by (used in) financing activities	(1,149)	16,092
Cash used in investing activities	(24,101)	(3,207)
Change in cash	(13,419)	12,994
Effect of exchange rate changes on cash	(101)	58
Cash, beginning of period	24,765	11,713
Cash, end of period	$11,245	$24,765

Operating Activities

Cash generated by operating activities for the year ended December 31, 2022, was $11.8 million compared to $0.1 million used for the year ended December 31, 2021. Cash movements from operating activities can fluctuate with changes in net income or loss, movements in non-cash items impacting net income or loss, and movements in working capital. In 2022, cash generated by operating activities increased by $11.7 million primarily due to the Company being engaged in production and sales activities for the full year, generating mine operating income of $15.1 million, compared to $3.5 million in 2021, a difference of $11.6 million.

Financing Activities

Cash used by financing activities was $1.1 million for the year ended December 31, 2022, compared to $16.1 million generated for the year ended December 31, 2021. Cash used by financing activities for the years ended December 31, 2022 and 2021, relates to the issuance of shares for cash, by way of at-the-market sales and the exercise of warrants and stock options. Cash used in financing activities relates to the repayment of the term facility, as well as on its existing finance leases and equipment loan for mining equipment.

During the year ended December 31, 2022, the Company received net proceeds from issuance of shares for cash of Nil (December 31, 2021 - $18.1 million), received proceeds from warrants exercise of Nil (December 31, 2021 - $0.8 million) and received proceeds from stock options exercised by $0.03 million (December 31, 2021 - $0.2 million). The Company also made term facility repayments of Nil (December 31, 2021 - $2.5 million) and made finance lease and equipment loan payments totalling $1.2 million (December 31, 2021 - $0.5 million).

Investing Activities

Cash used in investing activities for the year ended December 31, 2022, was $24.1 million compared to $3.2 million for year ended December 31, 2021. Cash used in investing activities included cash capital expenditures of $8.9 million (December 31, 2021 - $1.9 million) on the acquisition of property and equipment and exploration expenditures, as well as $15.1 million related to the acquisition of La Preciosa.

16 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

During 2021, the Company received net proceeds of $18.1 million in connection with a brokered at-the-market offering issued under prospectus supplements, $0.8 million in connection with warrants exercised and $0.2 million in connection with stock options exercised.

The intended use of the funds is to fund the acquisition of La Preciosa mine and exploration and evaluation expenses.

As of the date of this MD&A, the Company has used the funds as intended. During 2021, the Company announced an increase to its exploration from 12,000 to 30,600 metres of exploration and resource drilling. As of the date of this MD&A, over 20,000 metres of the program had been completed.

In supporting mining operations in Mexico, the Company acquired la Preciosa for net cash consideration of $15.4 million. During the year ended December 31, 2022, the remaining $3.7 million was used for exploration and evaluation activities, the acquisition of property and equipment, the repayment of capital equipment acquired under lease and loan.

During 2020, the Company received net proceeds of $4.7 million in connection with a brokered at-the-market offering issued under prospectus supplements and $3.7 million in connection with warrants exercised.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

17 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Salaries, benefits, and consulting fees	$1,228	$1,021
Share-based payments	1,566	1,188
	$2,794	$2,209

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due to / (from) related parties:

	December 31, 2022	December 31, 2021
Oniva International Services Corp.	$100	$107
Silver Wolf Exploration Ltd.	(72)	-
Directors Fees	-	56
	$28	$163

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the year ended December 31, 2022 and 2021, the Company paid $326 and $239, respectively, to ICC.

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

18 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

The transactions with Oniva during the year ended December 31, 2022 and 2021, are summarized below:

	2022	2021
Salaries and benefits	$878	$766
Office and miscellaneous	461	403
	$1,339	$1,169

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2021 – two) counterparty. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the highly-rated nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the audited consolidated statement of financial position. At December 31, 2022, no amounts were held as collateral.

19 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2022, in the amount of $11,245 and working capital of $12,083 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2022, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$9,469	$9,469	$-	$-
Amounts due to related parties	28	28	-	-
Minimum rental and lease payments	850	105	347	398
Note Payable	5,000	5,000
Finance lease obligations	1,819	1,043	776	-
Total	$17,166	$15,645	$1,123	$398

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

20 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2022		December 31, 2021
	MXN	CDN	MXN	CDN
Cash	$4,097	$250	$3,576	$1,450
Due from related parties	1,402	-	-	-
Long-term investments	-	2,365	-	4,976
Reclamation bonds	-	4	-	6
Amounts receivable	-	34	-	33
Accounts payable and accrued liabilities	(85,486)	(108)	(57,604)	(211)
Due to related parties	-	(135)	-	(206)
Finance lease obligations	(161)	(343)	(1)	(394)
Net exposure	(80,148)	2,067	(54,029)	5,654
US dollar equivalent	$(4,136)	$1,526	$(2,363)	$(4,054)

Based on the net US dollar denominated asset and liability exposures as at December 31, 2022, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2022, by approximately $275 (year ended December 31, 2021 - $143). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2022, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of $65 (December 31, 2021 - $26).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2022, a 10% change in market prices would have an impact on net earnings (loss) of approximately $175 (December 31, 2021 - $330).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

21 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

(d) Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2022:

	Level 1	Level 2	Level 3
Financial assets
Cash	$11,245	$-	$-
Amounts receivable	-	2,672	-
Long-term investments	1,746	-	-
Total financial assets	$12,991	$2,672	$-
Financial liabilities
Warrant liability	-	-	(475)
Total financial liabilities	$-	$-	$(475)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at December 31, 2022, the Company’s Level 3 financial instruments consisted of the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the years ended December 31, 2022 and 2021, see Note 14 of the consolidated financial statements.

Risks associated with Public Health Crises, including COVID-19

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company’s production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company’s operations. The Company’s exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company’s workforce at risk.

Mexico has been particularly impacted by the COVID-19 pandemic. The Company’s mining operations have been temporarily shut-down since April 2020, first as a result of governmental COVID-19 quarantine and containment measures, and later in July 2020 due to a labour strike, which was resolved in October 2020. The labour settlement agreement must be approved by the Mexican governmental labour authority. On August 3, 2021, the Company announced that mining operations had resumed. Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to supply chains, operations, transportation, and mobility of people, which are beyond the control of the Company, and which have had and could continue to adversely affect the availability of components, supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates, and other factors material to the Company, including in particular, the Company’s revenues and concentrate delivery schedule.

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12 of the consolidated financial statements.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2022	December 31, 2021
Not later than one year	$105	$96
Later than one year and not later than five years	347	330
Later than five years	398	462
	$850	$888

Office lease payments recognized as an expense during the year ended December 31, 2022, totalled $18 (December 31, 2021 - $16).

Subsequent Events

At-The-Market Sales – Subsequent to December 31, 2022, the Company issued 253,700 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $207. The Company paid a 2.75% cash commission of $6 on gross proceeds, for net proceeds of $201.

Option Agreement – Subsequent to December 31, 2022, the Company elected and received the second anniversary payment of 500,000 common shares of Silver Wolf as per the Option Agreement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Note Payable – Subsequent to December 31, 2022, the Company made the $5 million repayment on the outstanding note payable to Coeur. See Note 13 for more details.

Non-Core Claims Sale – Subsequent to December 31, 2022, the Company agreed to sell to a subsidiary of Hecla Mining Company (“Hecla”) the Eagle Property, consisting of 100% interest in and to the 14 quartz mineral claims located in the Keno Hill Area of the May Mining District of Yukon for cash consideration of C$250.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at March 28, 2023, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	119,195,457	-	-
Warrants (US$)	8,950,412	$0.80 - $1.09	0.52 – 0.53
Restricted Share Units (“RSUs”)	1,597,999	-	0.39 – 2.03
Stock options	4,256,000	C$0.79 - C$1.64	0.45 – 4.14
Fully diluted	133,999,868

The following are details of outstanding stock options as at December 31, 2022 and March 28, 2023:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31, 2022)	Number of Shares Remaining Subject to Options (March 28, 2023)
August 28, 2023	C$1.30	105,000	105,000
August 21, 2024	C$0.79	126,000	126,000
August 4, 2025	C$1.64	1,660,000	1,660,000
March 25, 2027	C$1.20	2,340,000	2,340,000
May 4, 2027	C$0.92	25,000	25,000
Total:		4,256,000	4,256,000

The following are details of outstanding warrants as at December 31, 2022 and March 28, 2023:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31, 2022)	Number of Underlying Shares (March 28, 2023)
September 21, 2023	$1.09	7,000,000	7,000,000
September 25, 2023	$0.80	1,950,412	1,950,412
Total:		8,950,412	8,950,412

The following are details of outstanding RSUs as at December 31, 2022 and March 28, 2023:

Expiry Date	Number of Shares Remaining Subject to RSUs (December 31, 2022)	Number of Shares Remaining Subject to RSUs (March 28, 2023)
August 4, 2023	412,666	412,666
March 25, 2025	1,778,000	1,185,333
Total:	2,190,666	1,597,999

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Recent Accounting Pronouncements

Application of new and revised accounting standards:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production at levels intended by management. The Company adopted the amendments to IAS 16 with no material impact on the financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2022:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Disclosure Controls and Procedures

Management, including our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and has concluded that, based on its evaluation, that the Company’s disclosure controls and procedures were not effective as of December 31, 2022 due to a material weakness in internal control over financial reporting. Notwithstanding such material weakness in internal control over financial reporting, our management concluded that the financial statements present fairly in accordance with IFRS as issued by the IASB.

Management’s Report on Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS as issued by the IASB; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.  Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2022

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of December 31, 2022, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings and as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) were not effective as a result of a material weakness related to the design of management review controls over non-routine transactions, as well as lack of requisite skills or available resources, as of December 31, 2022. The Company has identified and is in the process of implementing remediation efforts to improve the effectiveness of our internal control over financial reporting. We are acquiring access to additional technical accounting research tools and are implementing a more formal process for the analysis and review of the proper application of IFRS accounting for non-routine transactions, as well as instituting additional diligence procedures in reviewing non-routine transactions.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, we have not completed all remediation efforts. We will not be able to fully remediate the material weakness until these controls have been designed, implemented and management has determined through testing, that they have been operating effectively for a sufficient period of time.

The consolidated financial statements as at and for the year ended December 31, 2022, have been audited by Deloitte LLP, an independent registered public accounting firm, and its attestation report on management's assessment of the Company’s internal control over financial reporting as of December 31, 2022 appearing immediately preceding the Company’s audited consolidated financial statements.

Changes in Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a‑15(f) and 15d‑15(f) under the Exchange Act) during the quarter and year ended December 31, 2022, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 28, 2023. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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